[LETTERHEAD OF INTERNATIONAL WIRE GROUP, INC.]



                                                             August 8, 2006
VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Jeffrey Gordon

          RE:    FORM 8-K ITEM 4.01 FILED JULY 19, 2006
                 FILE #0-51043

 Dear Mr. Gordon:

          We are in receipt of your comment letter dated July 21, 2006 to International Wire Group, Inc. ("International Wire") in connection with Form 8-K Item 4.01, File No. 0-51043 (the "8-K"), International Wire filed on July 19, 2006. For your convenience, we have reproduced the comment contained in the Staff's letter of July 21, 2006 in italicized text before our response.

1. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

RESPONSE:
                         INTERNATIONAL WIRE GROUP, INC.
                  DECEMBER 31, 2005 FOURTH QUARTER ADJUSTMENTS
                      RECORDED IN CONNECTION WITH THE AUDIT
                                    ($ 000'S)

                                                                                     Pre-tax loss
Pre-Tax Adjustments                                                              (Increase)/decrease
---------------------------------------------------------------------------     -----------------------
1.      Increase the workers compensation accrual at the insulated wire
        division .........................................................                  ($300)  (a)

2.      Reduce the workers compensation accrual at the bare wire
        division .........................................................                     250  (a)

3.      Increase the vacation pay accrual at the bare wire
        division .........................................................                   (250)  (b)

4.      Decrease the impairment charge related to the Durango, Mexico
        facility .........................................................                     300  (c)

5.      Reclassify credit accounts receivable balances to accounts
        payable ..........................................................                       0  (d)
                                                                                         ----------
        Net impact on pre-tax loss .......................................                      $0
                                                                                         ==========

Securities and Exchange Commission
August 8, 2006
Page 2


Notes:

          (a) Based upon review and evaluation of individual claims and the projected future costs. No prior period adjustment was considered necessary as this was an adjustment of an estimate based on fourth quarter information.

          (b) Resulted from computation of expense by person in 2005 compared to an overall calculation in 2004. No prior period adjustment was considered necessary as this was an adjustment of an estimate based on fourth quarter information.

          (c) The impairment was recorded in the fourth quarter of 2005 after we were notified in the fourth quarter that there would be a loss of a major customer, Yazaki and affiliates. The Company performed a FAS 144 impairment and an estimate of impairment was recorded in the fourth quarter based upon management's estimate of the fair value of the land and buildings. The adjustment resulted from the receipt of an independent real estate appraisal, which management used as an estimate of fair value for purposes of recording the charge.

          (d) Balance sheet only. No pre-tax impact.


Income Tax Adjustments

The Company also recorded the following tax adjustments:

          1. The Company's original position was to not reverse any of the previously established deferred income tax valuation allowances based upon a large net operating loss position and unprofitable past history. However, the November 2005 sale of the loss generating U.S. insulated wire business caused the Company to re-examine this position with respect to the remaining U.S. business. The Company evaluated the historical performance of its remaining business at December 31, 2005 and its future outlook and determined that it was now more likely than not that it would realize the benefit of these deferred tax assets. Accordingly, the Company released a portion of its valuation allowance and recognized $3,498 in the fourth quarter of 2005.

          2. In the fourth quarter of 2005, the Company began to explore strategic alternatives for the Philippines operations. Therefore, the unremitted earnings were no longer considered permanently reinvented outside the U.S. and U.S. deferred taxes of approximately $4,800 were provided therein as of December 31, 2005.

          3. The Company made adjustments to correct errors to the comparative footnote information for the year ended December 31, 2004. As disclosed in Footnote 12 to the Consolidated Financial Statements in the 2005 10-K:
"...resulted in the Company determining it was prudent to perform a further in-depth analysis of each individual component of its deferred tax assets and liabilities at October 20, 2004 (fresh-start date) and December 31, 2004. As a result of this analysis, the amount of deferred tax assets (before valuation allowance) has been reduced at December 31, 2004 from $29,233 to $6,773. The principal reason for this reduction ($18,900) is a result of a detailed study of the book versus tax basis in fixed assets. These amounts are different due to numerous factors such as different depreciation methods for book and tax and different basis on certain assets due to purchase accounting adjustments and fresh-start accounting upon the Company's emergence from bankruptcy in 2004. The majority of the remaining difference is due to an additional analysis of the differing bases in the Company's inventories for book (primarily LIFO) and tax (primarily FIFO)." There was no impact on the balance sheet or earnings for 2004 or any prior period.

Securities and Exchange Commission
August 8, 2006
Page 3


          The net income impact of these tax adjustments resulted in a decrease in the net loss of $3,020. The change was comprised of the original company tax provision of $801 compared to a final reported tax benefit of $2,219.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.


RESPONSE: There were none, other than the predecessor accountants letter attached to the Item 4.01 form 8-K filed on July 19, 2006.

          In connection with this response letter relating to the 8-K and the Amendment, International Wire acknowledges the following:

     o International Wire is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

     o International Wire may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should any member of the Staff have any questions regarding this filing, please feel free to contact the undersigned at (314) 719-1000.



                                 Very truly yours,

                                 /s/ Glenn J. Holler

                                 Glenn J. Holler
                                 Senior Vice President, Chief Financial Officer and Secretary